AB 3/22/06

19
414

SECU 06005852 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2006 153

SEC FILE NUMBER
8-52988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eMoney Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 East Hector Street, Suite 401
(No. and Street)

Conshohocken (City), PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Schulte 610-684-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave (Address) Paoli (City), PA (State) 19301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/23

OATH OR AFFIRMATION

I, MATTHEW J. SCHULTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eMONEY SECURITIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Mary Ann Pizzico, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires Feb. [illegible]
Member, Pennsylvania Association of Notaries

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

eMONEY SECURITIES, LLC

December 31, 2005 and 2004

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

eMONEY SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2005 and 2004

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
eMoney Securities, LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of eMoney Securities, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eMoney Securities, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 to 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 15, 2006

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

eMONEY SECURITIES, LLC
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Cash	$7,000	$7,000
Total assets	$7,000	$7,000
Member's equity	$7,000	$7,000

(The accompanying notes are an integral part of these financial statements.)

eMONEY SECURITIES, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues	$ -0-	$ -0-
Expenses	-0-	-0-
Net income	-0-	-0-
Member's equity - beginning of year	7,000	7,000
Member's equity - end of year	$7,000	$7,000

(The accompanying notes are an integral part of these financial statements.)

eMONEY SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ -0-	$ -0-
Net cash provided by operating activities	-0-	-0-
Net increase in cash	-0-	-0-
Cash - beginning of year	7,000	7,000
Cash - end of year	$7,000	$7,000

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

eMoney Securities, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a single member Pennsylvania limited liability company that is a wholly owned subsidiary of eMoney Advisors, Inc. (Advisors). The Company shares in the commissions earned from the sale of mutual funds, variable life insurance and variable annuities by its customers.

(2) SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2005, the Company has net capital, as defined, of $7,000 which was $2,000 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 as of December 31, 2005.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customers accounts. The Company is exempt from this under SEC Rule 15c3-3(k)(1), because its business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 7 and 8 are not applicable.

(4) RELATED PARTY TRANSACTIONS

The accompanying financial statements may not necessarily be indicative of the conditions that would have existed if the Company had not been affiliated with Advisors. Advisors furnished office space, equipment and professional services to the Company at no cost. In addition, Advisors absorbed all operating expenses and assumed all liabilities of the Company.

(5) SUBSEQUENT EVENT

On February 1, 2006, Advisors was acquired in its entirety by a bank.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

eMONEY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net capital:	
Total member's equity	$7,000
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	7,000
Less - total non-allowable assets	-0-
Less - haircuts on securities	-0-
Net capital	$7,000
Aggregate indebtedness	$ -0-
Total aggregate indebtedness	$ -0-
Computation of basic net capital requirement:	
Net capital requirement	$5,000
Net capital	7,000
Excess of net capital	$2,000
Excess of net capital at 1000%	$7,000
Ratio of aggregate indebtedness to net capital	0 to 1

eMONEY SECURITIES, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

eMONEY SECURITIES, LLC
Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

eMONEY SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2005

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 Focus Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

eMONEY SECURITIES, LLC
Year Ended December 31, 2005

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
eMoney Securities, LLC
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of eMoney Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 15, 2006